May 5, 2021

Convey Holding Parent, Inc.
Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001787640

Dear Messrs. Gabor and Kluck:

Convey Holding Parent, Inc. (formerly known as Cannes Holding Parent, Inc.) (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement. This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated April 20, 2021 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on March 24, 2021 (the “Initial Registration Statement”). In addition to adding and revising disclosure in response to the Comment Letter, the Company has updated the Revised Registration Statement to include its unaudited financial statements for the three months ended March 31, 2021 and March 31, 2020 and related financial information.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

PROSPECTUS SUMMARY
Business Overview

1.	We note your statements that you are a “leading healthcare platform,” “leader in providing technology-enabled solutions for the government-sponsored market,” “market-leading,” and other statements of leadership throughout your document. Please revise to disclose the basis for these statements.

Response: The Company has revised its disclosure on pages 7, 8, 9, 73, 110, 114, and 116 to address the Staff’s comments.

The Company respectfully advises the Staff that, based on its long history serving many of the preeminent health insurance companies in the United States and its management team’s extensive industry knowledge and experience, the Company believes it provides leading technology-enabled solutions for government-sponsored health plans.

The Company has developed long-lasting relationships with several of the largest health plans in the United States. The Company currently counts among its clients seven of the top 10 Medicare Advantage (“MA”) payors, as measured by the total number of MA members such payors served as of December 31, 2020. The Company’s long-term partnerships, demonstrated by its average relationship with its top 10 clients of over eight years, are indicative of the value the Company provides to key participants in the U.S. healthcare insurance industry.

Moreover, the Company’s management team has extensive experience in the healthcare, technology and consulting sectors. The Company’s executive officers have on average 23 years of experience with the government-sponsored health plan market. The decades of experience of the Company’s management team along with the deep expertise of the Company’s Advisory Services team provides the Company with the ability to assess the competitive environment and the Company’s standing in the government-sponsored health plan market.

The Company believes its continuity with large health plans in the United States and the experience and expertise of the Company’s management team gives the Company a strong basis to assert that it provides leading solutions and services to its clients.

2.	Where you quantify the total number of clients, please include balancing disclosure regarding your highly concentrated client base and dependence on a small number of clients for a substantial portion of your total revenue. In this regard, we note your disclosure on page 20 that 46% of your total revenue was from two clients and your disclosure on page 21 that “[you] believe that a majority of [your] revenues will continue to be derived from a limited number of key clients.” Please revise your summary to include these statements.

Response: The Company has revised its disclosure on pages 8, 114, and 117 to address the Staff’s comments.

3.	We note that your Gross Dollar Retention (“GDR”) rate measures annual contracted revenue at the beginning of the fiscal period and reducing it by dollar attrition during the fiscal period. As part of this metric, you state that the GDR shows “high client retention.” With a view towards revised disclosure, including your MD&A section, please tell us how the GDR measures client retention. Please consider including a roll-forward that presents the beginning and ending numbers of clients, separately quantifying the additions of new clients from any reductions in clients not retained.

Response: The Company has revised its disclosure on pages 3, 8, 73, 77, 105, and 114 to specify that the Technology Gross Dollar Retention metric as presented by the Company demonstrates client retention on a revenue retention basis. This metric is intended to measure the amount of revenue generated from clients in a prior period that has been retained by the Company in a subsequent period. This metric is not intended to measure client retention on a number of clients basis.

The Company respectfully advises the Staff that it has considered including a roll-forward that presents the beginning and ending numbers of clients, with quantitative disclosure to demonstrate the additions of new clients from any reductions in clients. Following consideration by the Company, the Company’s view is that such information is not material to an investor’s understanding of the business and need not be presented. The Company’s many clients utilize a wide range of the Company’s solutions and services, and the total number of clients retained by the Company year-to-year is not a primary way in which the Company measures its client retention. The Company respectfully notes that it has existing disclosure relating to the Company’s retention of its largest clients, including on pages 1, 72, 74, 75, 103, and 117, where the Company specifies that it averages a relationship of over eight years with its top 10 clients.

4.	With reference to your disclosure on pages 27 and 72, where you state that COVID-19 has impacted your business, please revise the Prospectus Summary to balance your summary to discuss the negative impact that COVID-19 has had on your business operations and results.

Response: The Company has revised its disclosure by adding to the Prospectus Summary on page 10 a section entitled, “Impacts of COVID-19 on Our Operations”.

5.	Please revise the last paragraph of the Business Overview to quantify the amount of debt outstanding.

Response: The Company has revised its disclosure on pages 3 and 105 to address the Staff’s comments.

Implications of Being an Emerging Growth Company

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and confirms that it will supplementally provide copies of all written communications that are presented or expected to be presented by the Company or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.

Our History and Principal Stockholder

7.	Please revise to state the consideration paid for acquiring Convey Health Solutions, Inc. and discuss and quantify the debt issued.

Response: The Company has revised its disclosure on page 13 to include a cross-reference to Note 4. Acquisitions (“Note 4”) to the notes accompanying the audited financial statements of the Company included in the Revised Registration Statement. Note 4 states, among other matters, the consideration TPG paid for acquiring Convey Health Solutions, Inc. (the “TPG Acquisition”). The Company has also revised its disclosure on page 13 to describe the indebtedness that was incurred by the Company pursuant to the credit agreement entered into in connection with the TPG Acquisition.

Risk Factors
Our amended and restated certificate of incorporation will contain a provision renouncing our interest...

8.	We note your disclosure that TPG, and the members of your board of directors who are affiliated with them, will not be required to offer you any corporate opportunity of which they become aware. Please clarify the scope of this provision and identify the members of your board of directors who are affiliated with TPG.

Response: The Company has revised its disclosure on page 57 to address the Staff’s comments.

MARKET, INDUSTRY AND OTHER DATA

9.	We note your statements here that investors are “cautioned not to place undue reliance on this market and industry data or any other such estimates.” Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

Response: The Company has revised its disclosure on page 62 to address the Staff’s comments.

USE OF PROCEEDS

10.	We note your disclosure of intended uses for proceeds is limited to “general corporate purposes.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, to the extent known. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Item 504 of Regulation S-K.

Response: The Company has revised its disclosure on page 63 relating to its intended use of proceeds to indicate that it intends to repay outstanding indebtedness under the Credit Agreement. The Company respectfully advises the Staff that it will continue to assess its disclosure relating to the use of proceeds to the extent the Company’s expectation with respect to the use of such proceeds changes.

11.	You state on page 47 that, as of December 31, 2020, you had approximately $247 million face value of outstanding indebtedness, in addition to $39.5 million of undrawn commitments under the Credit Agreement. You also disclose on page 133 that you may voluntarily prepay any outstanding loans or reduce any outstanding commitments under the Credit Agreement. To the extent you intend to use a portion of the net proceeds to repay the debt, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K, or provide appropriate cross references.

Response: The Company has revised its disclosure on page 63 relating to its intended use of proceeds to indicate that it intends to repay outstanding indebtedness under the Credit Agreement. The Company respectfully advises the Staff that it will continue to assess its disclosure relating to the use of proceeds, including to provide the information required by Instruction 4 to Item 504 of Regulation S-K, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

12.	Please explain in further detail the nature of the non-GAAP “Cost of Covid-19” adjustments to EBITDA. In your response, tell us how you reasonably quantified the adjustments and the length of time you applied to the calculations. In addition, for the adjustments labeled “higher pricing from vendors due to supply chain disruptions, product shortages and increases in shipping costs” and “early hire of employees due to social distancing and work at home protocols”, explain to us how the adjustments are a) directly attributable to COVID-19 and were incremental to charges incurred prior to COVID-19, b) not expected to recur once the pandemic has subsided and operations return to normal and c) clearly separable from normal operations. We may have further comment upon reviewing your response.

Response: The Company respectfully advises the Staff that it has considered the provisions of Regulation G, Item 10(e) of Regulation S-K, the CF Disclosure Guidance: Topic No. 9, and SEC Compliance and Disclosure Interpretations. The “Cost of Covid-19” adjustment to EBITDA consists of six components: (1) higher pricing from vendors and higher shipping costs; (2) sick pay, premium pay and hazard pay; (3) wages to accommodate social distancing; (4) work-at-home training; (5) IT expenses; and (6) janitorial costs.

1.	Higher Pricing from Vendors and Higher Shipping Costs: The Company experienced higher costs to procure certain products included in the formulary available to Medicare members. The price increases were due to supply chain disruptions and product shortages caused by the COVID-19 pandemic. The Company quantified the pricing increase by comparing prices for high demand products directly attributable to the COVID-19 pandemic (e.g., masks, hand sanitizers, and other similar high demand products) to pre-pandemic prices of such products as of January 2020. The Company then multiplied the price differential for these specific items with the quantities utilized by members in the specific period. The items included in the analysis were products known to be in high demand as a result of the nature of the COVID-19 pandemic. Further, the Company incurred additional costs due to expedited shipping fees as a result of inventory management practices across the Company’s distribution centers put into place due to supply chain disruptions and delays caused by COVID-19 in order to fulfill product demand. The Company was able to directly measure and isolate these specific incremental costs. The demand and associated incremental costs for these products is temporary and is expected to decrease as the COVID-19 pandemic subsides. Costs associated with higher pricing from vendors and higher shipping costs began to decrease in the first quarter of 2021, and the Company anticipates these costs will continue to be phased out during 2021 as the COVID-19 pandemic subsides.

2.	Sick Pay, Premium Pay and Hazard Pay: Temporary sick leave was paid to employees if specific criteria related to the COVID-19 pandemic were met. Incremental premium pay and hazard pay were paid to distribution and shipping employees who worked their normal scheduled shifts. In addition, the Company paid a one-time bonus to supervisors for working additional hours to support the transition of the Company’s employees to a work-at-home model, which the Company implemented in response to the onset of the COVID-19 pandemic, and supervise additional resources on-boarded to meet clients’ demands. The Company was able to directly measure and isolate these incremental costs associated with compensation policies implemented as a result of the COVID-19 pandemic. The Company’s premium pay policy remained in place through May 23, 2020, and the Company currently expects to end its hazard pay policy on June 30, 2021.

3.	Wages to Accommodate Social Distancing: In order to meet the annual enrollment and quarterly volume requirements while properly socially distancing team members who were required to work in-person at the Company’s distribution facilities, the Company decreased the number of agents per training session and held training sessions up to eight weeks in advance of normal requirements, creating an extended training program with costs incremental to a standard operating training schedule. The Company quantified the incremental cost by determining the difference between the standard operating training schedule prior to the COVID-19 pandemic in comparison to the training schedule required to achieve the enrollment and quarterly volume requirements while accommodating social distancing due to the COVID-19 pandemic. This incremental cost of staffing difference was then multiplied by the hourly agent wage rate and applicable fringe benefits rate. In addition, individuals working at the Company’s distribution centers to fulfill product delivery requirements were required to social distance and, as a result, the Company was required to add shifts and increased headcount to accomplish the same productivity as experienced prior to the COVID-19 pandemic under the Company’s normal operations. The Company quantified the incremental cost attributable to the modified staffing put into place due to COVID-19 by comparing the cost of its standard staffing with the Company’s actual incurred costs due to the changes the Company implemented in its distribution centers in response to the COVID-19 pandemic. The Company experienced incremental costs associated with increased wages to accommodate social distancing only during fiscal year 2020. For the three months ended March 31, 2021, the Company did not experience any incremental costs associated with increased wages to accommodate social distancing.

4.	Work-at-Home Training: In response to the COVID-19 pandemic, the Company held work-at-home remote training. To accomplish this transition, hourly new hire employees were required to pick up and receive training regarding at-home information technology (“IT”) and telephony equipment setup. These training sessions were implemented solely to assist new team members adjust to a work-at-home working model implemented due to the COVID-19 pandemic. The Company paid the hourly new hire employees four hours for these efforts at their regular hourly wage rate and applicable fringe benefit rate. The Company quantified the incremental costs associated with such work-at-home training by reviewing the additional hours associated with the work-at-home remote training sessions multiplied by the hourly cost. The Company was able to directly measure and isolate these incremental costs associated with work-at-home training expenses incurred as a result of the COVID-19 pandemic. The Company expects these costs to be phased out as the COVID-19 pandemic subsides and the Company continues to develop and implement a return-to-work policy.

5.	IT Expenses: Additional temporary IT resources were retained, and overtime hours were incurred, for existing IT resources, in order to implement the new remote working environment designed in response to the COVID-19 pandemic. The Company was able to directly measure and isolate these incremental costs associated with IT expenses incurred as a result of the COVID-19 pandemic, and these incremental costs are primarily attributable to the onset of the pandemic in the second quarter of 2020. The Company expects these costs to be phased out as the COVID-19 pandemic subsides and the Company continues to develop and implement a return-to-work policy.

6.	Janitorial Costs: Due to the onset of the COVID-19 pandemic, the Company implemented an enhanced sanitation policy. The enhanced sanitation policy included special deep cleaning sessions in areas contacted by employees who had tested positive for COVID-19 and enhanced sanitation sessions through the Company’s facilities compared to the sanitation methods used prior to the COVID-19 pandemic. These incremental janitorial costs are temporary and attributable to the COVID-19 pandemic. The Company was able to directly measure and isolate these incremental costs associated with incremental janitorial costs incurred as a result of the COVID-19 pandemic. These costs began to decrease significantly in the first quarter of 2021, and the Company expects these costs to continue to be phased out as the COVID-19 pandemic subsides.

For each calculation, the Company can establish that these costs were (i) directly related to COVID-19 and the associated economic downtown, (ii) incremental to its normal operations and expected to be non-recurring; and (iii) objectively quantifiable.

13.	Please revise to address the following regarding the difference between the Adjusted EBITDA presented on page 75 and the Adjusted EBITDA presented as a segment measure in Note 18 to your consolidated financial statements:

•	Revise to more clearly explain the differences between these measures.

•	Revise the labels of the two measures to accurately reflect the difference in their basis.

•	Please also revise to include in the segment discussion in MD&A on page 84 a complete discussion of the reconciling items that apply to the segment Adjusted EBITDA being discussed. Refer to Question 104.02 in the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures dated April 4, 2018.

•	As part of your response, clarify the definition, basis, and purpose of the line item titled “Consultant lower utilization due to COVID-19” of $2,062,000 on page F-50.

•	Tell how and where this trend of lower utilization is appropriate quantified in your MD&A disclosure.

Response: The Company has revised its disclosure on pages 79, 86, 87, 91, 92, F-49, F-50, F-76, and F-77 to address the Staff’s comments. The “Consultant lower utilization due to COVID-19” line item is an addback to Segment EBITDA to reflect the decreased productivity of the Advisory segment in connection with the COVID-19 pandemic. The average utilization for consultants in the Company’s Advisory Services segment for the first six months of 2019 was approximately 87%, compared to approximately 67% during the same period in 2020. The average utilization for consultants in the Company’s Advisory Services segment for the months of March through December in 2019 was approximately 86%, compared to approximately 71% during the same period in 2020. The difference in utilization was attributable to the disruption caused by the COVID-19 pandemic. Please see pages 10, 75, 76, 86, 87, 89, 91, and 92 regarding the impact of the COVID-19 pandemic on the Company’s Advisory Services segment. The utilization variance was multiplied by the average consultant cost to derive the cost absorption impact to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

14.	Please discuss your interest expense in relation to your operating income. Also, please disclose separately the amount of interest expense that is in connection with the Term Facility from your other interest expense such as your revolving credit facility.

Response: The Company has revised its disclosure on pages 85, 86, and 90 to separately disclose the amount of interest for the Term Facility from other interest expense. Given the use of the debt and the additional disclosure in the Revised Registration Statement in response to the Staff’s comments, including the planned use of proceeds to repay outstanding indebtedness under the Credit Agreement, the Company does not believe a discussion regarding interest expense in relation to operating income is necessary.

Liquidity and Capital Resources

15.	Please explain in greater detail the reasons for incurring the debt and the use of proceeds. To the extent debt has been incurred for general working capital purposes, please indicate and discuss any anticipated amounts and timing of such working capital needs. Please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also, Item 303 of Regulation S-K.

Response: The Company has revised its disclosure on page 93 to address the Staff’s comments. The Company notes that debt has not been incurred for general working capital purposes.

Credit Facilities

16.	Please define the First Lien Net Leverage Ratio.

Response: The Company has revised its disclosure on pages 96 and 145 to address the Staff’s comments.

17.	For a better understanding of your interest expense, please discuss how the interest expense was calculated for fiscal year ended December 31, 2020 or advise us why such disclosure is not necessary.

Response: The Company respectfully acknowledges the Staff’s comment and believes that further disclosure regarding interest expense is not necessary given the existing disclosure in the “Credit Facilities” section and the additional disclosure in the Revised Registration Statement on pages 85, 86, and 90 in response to the Staff’s comments.

Critical Accounting Policies and Use of Estimates
Stock Compensation Policy

18.	Since there is no active external or internal market for your common shares, please revise to disclose the methods used to determine the fair value of your underlying common stock as an input to the Black-Scholes Merton model and/or the Monte-Carlo simulation model in determining the fair value of share based compensation. In addition, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company has revised its disclosure on page 100 to address the Staff’s comments.

The Company respectfully acknowledges the Staff’s comment regarding the determination of the fair value of the common stock underlying the equity awards of the Company and confirms that it will provide such an explanation to the Staff once an estimated offering price or range is available.

Business
Market Opportunity

19.	Please revise to clarify how you determined that the addressable market size of $77 billion, disclosing and quantifying any assumptions underlying the calculation.

Response: The Company has revised its disclosure on pages 108 and 109 to address the Staff’s comments.

Our Clients

20.	We note that a significant portion of your revenue is concentrated with two clients which comprised approximately 46% of your total revenue. Please revise to identify the clients and discuss the material terms of your agreements. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Response:

Identity of Top Two Clients and Material Terms of Agreements

In response to the Staff’s comment regarding disclosing the identities of the Company’s top two clients, the Company respectfully acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 101(c) of Regulation S-K as they relate to a description of the business of the Company, including with respect to the Company’s key products, services, product families and customers. The Company has identified that its top two clients are two of the top 10 MA payors in the United States, and believes it is helpful to understanding the business to know that its top two clients are very large. The Company has further concluded that the specific identity of its top two clients is not information material to an understanding of the business of the Company taken as a whole and therefore believes the identities of these clients need not be disclosed.

Item 101(c) of Regulation S-K sets forth the parameters of the disclosure required with respect to a description of the business conducted by the registrant and its subsidiaries, and notes that disclosure “may” include, but is not limited to, the information specified in paragraphs (c)(1)(i) through (v) of Item 101, including information with respect to the registrant’s customers (pursuant to paragraph (c)(1)(i) of Item 101). Item 101 of Regulation S-K requires that “only information material to an understanding of the business taken as a whole” be disclosed.

The Company does not believe that the specific identities of its top two clients is material to an understanding of its business taken as a whole or necessary for investors to make an informed decision. The Company believes that the identities of its top two clients is of less importance to investors than the quantitative disclosure of the total revenue each client has accounted for in relation to the total revenue earned by the Company in prior periods and the qualitative disclosure regarding the Company’s long-lasting, stable relationships with several of the largest MA payors in the United States, including its top two clients. As disclosed on pages 8, 75, and 114, the Company’s largest client on a revenue basis has been a client of the Company for approximately 16 years, and the Company’s second largest client on a revenue basis has been a client of the Company for approximately 10 years. Moreover, the Company does not believe that it is subject to material credit risk with respect to its top two clients, as each of the Company’s top two clients, or an applicable parent entity thereof, maintains an investment grade credit rating from national credit rating agencies.

The Company also respectfully notes that the Company and its clients consider the identities of such clients to be confidential and commercially sensitive.

While the Company does not believe disclosing the specific identities of its top two clients is material to an understanding of the business of the Company taken as a whole, to bolster the information available to investors with respect to the Company’s relationships with its top two clients, the Company has revised its disclosure on pages 8, 23, 114, and 117. In addition to providing details on the Company’s relationship with its top two clients, this disclosure also expands upon the risks relating to the Company’s relationship with its top two clients.

The Company will continue to periodically review how it discloses information regarding a description of its business to ensure material information is being provided to investors in a timely manner.

Filing of Agreements for Top Two Clients

In response to the Staff’s comment regarding the filing of the Company’s agreements with its top two clients, the Company respectfully acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreements. The Company has concluded that such agreements are not “material contracts” and therefore are not required to be filed as exhibits to the Registration Statement.

Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) defines a “material contract” as follows:

Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

In addition, Item 601(b)(10)(ii) provides that if a contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of [the] registrant’s products or services....”

The Company respectfully notes that none of the agreements with its top two clients is a “material contract” because each agreement was entered into in the ordinary course of the Company’s business. In addition, although the Company values its relationships with each of its top two clients, the Company respectfully submits that it does not believe it is “substantially dependent” upon any of the agreements with its top two clients and, therefore, is not required to file any such agreements as exhibits to the Registration Statement. The Company acknowledges that the termination or expiration of, or the nonpayment or nonperformance by the applicable counterparty with respect to, its contracts with its top two clients could potentially be disruptive and the Company may experience a short-term negative impact on revenue. However, the Company believes that it would quickly adjust scale on the cost-side if it were to lose a major relationship with any of its top clients, which would minimize the impact of any such termination, expiration, nonpayment or nonperformance on the financial performance of the Company. Further, as discussed in the Revised Registration Statement, the Company believes that it has significant opportunity and ability to further develop the relationships within its existing client base and to attract new clients in the highly attractive and fast-growing MA market, among other markets, which the Company believes would also reduce the impact of such an event on its financial performance.

As is customary in the government-sponsored health plan market, the Company typically enters into a master service agreement with clients in its Technology Enabled Solutions segment, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement (such as pricing and other terms). As a result, the Company’s relationships with key clients, including its top two clients, are generally governed by multiple statements of work entered into on a solution-by-solution basis. For the fiscal year ended December 31, 2020, no single statement of work accounted for more than 17% of the Company’s total revenue and only one statement of work accounted for more than 11% of the Company’s total revenue. The Company expects, consistent with prior experience, that the revenue generated from any single statement of work as a percentage of total revenue will vary over time.

Additionally, the Company believes the multiple solutions and services it provides to many of its clients, including its top two clients, the typical length of its contracts with its clients, including its top two clients, and the established long-term relationships it has developed with many of its clients, including its top two clients, further demonstrate the Company’s lack of substantial dependence on any individual contract with its top two clients, and reduces the overall risk of concentration to its business. Moreover, during the course of its long-lasting relationships with its top two clients, the Company has never experienced a significant issue or dispute with such clients regarding the terms of its contracts or the quality of its solutions and services.

In response to the Staff’s comment, however, the Company has revised the Initial Registration Statement to provide additional disclosure regarding its contracts with its top two clients and to provide greater emphasis on the risks associated with the Company’s concentration of revenues from its top two clients. Please see pages 8, 22, 23, 75, 114, 117, and 118. The Company believes this additional information enhances the disclosure regarding its top two clients and its customer concentration risk and discloses the material terms of those relationships (other than pricing, which the Company views as commercially sensitive information).

The Company will continue to periodically review how it discloses information regarding these agreements to ensure material information is being provided to investors, including by filing any such agreement as an exhibit to the Registration Statement to the extent the Company becomes substantially dependent upon such agreement.

Intellectual Property

21.	Please revise here to disclose the type of intellectual property right protection applicable to Miramar. In your revised disclosure, please clarify the source of protection for your “proprietary technology platform,” explain why technology is “proprietary,” and disclose the duration of the underlying intellectual property protection.

Response: The Company has revised its disclosure on pages 120 and 121 to address the Staff’s comments.

The Company respectfully advises the Staff that the Company believes its Miramar technology platform is proprietary and protected by a combination of intellectual property rights of varying duration depending on the source of the underlying intellectual property protection. The Miramar technology platform was internally-developed by the Company. The Company owns all right, title and interest in the copyrightable expression embodied in the source code for Miramar, the source code for Miramar is a trade secret of the Company, and the Company has obtained trademark protection for various products and features included in the Miramar platform. The Company also protects its intellectual property, including the source code for Miramar, using contractual arrangements, including confidentiality agreements and intellectual property assignment agreements that assign any interest third parties may otherwise have in such intellectual property to the Company. The Company respectfully notes that, based on these sources of intellectual property protection, it does not believe additional disclosure regarding the duration of the underlying intellectual property protection is material to an understanding of the business of the Company taken as a whole.

The Company is not aware of any ownership challenges with respect to the Miramar platform, but the Company continually evaluates the most appropriate methods of protecting its intellectual property in the ordinary course of business and may decide to pursue additional protections in the future.

Notes to Consolidated Financial Statements

Note 4. Acquisitions

22.	We reference the disclosure that Cannes was deemed to be the accounting acquirer and the Parent was deemed the accounting acquiree with respect to the Merger consummated on September 4, 2019. Please revise to disclose your accounting basis for that conclusion, including factors considered. Refer to the guidance outlined in ASC 805-10-55-11 through ASC 805- 10-55-15.

Response: The Company has revised its disclosure on page F-29 to address the Staff’s comments.

Note 19. Subsequent Event

23.	In light of the special dividend declared on February 11, 2021, tell us how you considered the guidance of Staff Accounting Bulletin Topic 1B.3 and sections 3420.1 and 3420.2 of the Financial Reporting Manual available on our website in determining whether pro forma balance sheet and earnings per share presentations on the face of your financial statements are necessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has carefully considered the provisions of Topic 1B.3 and Sections 3420.1 and 3420.2 of the Financial Reporting Manual. As the distribution was made prior to March 31, 2021, the Company does not believe the provisions of Section 3420.1 are applicable to the Company given the inclusion of the March 31, 2021 balance sheet in the Revised Registration Statement. The Company will present pro forma earnings per share (“EPS”) data, once an estimated offering price or range is available, for the latest fiscal year and interim period in accordance with Section 3410.2 of the Financial Reporting Manual to reflect the dilutive impact to EPS of the Company’s distribution to shareholders, to the extent such distribution is deemed to be payable from the offering proceeds. However, the Company notes that amended Rule 11-02(a)(12) states that registrants cannot present pro forma financial information on the face of their historical financial statements or in the accompanying notes, except when such presentation is required by U.S. GAAP or IFRS–IASB, as applicable. Considering this rule, the Company will present the pro forma EPS data within the “Selected Historical Consolidated Financial Information” section.

Exhibits

24.	With reference to the disclosure in the third bullet point on page 79, please file the Merger Agreement or advise.

Response: The Company respectfully advises the Staff that it does not believe the Merger Agreement related to the TPG Acquisition constitutes a material plan of acquisition, reorganization, arrangement, liquidation or succession under Item 601(b)(2) of Regulation S-K or a material contract under Item 601(b)(10) of Regulation S-K. The TPG Acquisition is described in the Revised Registration Statement, the TPG Acquisition has been completed and all material obligations under the Merger Agreement have been performed (other than the contingent payment obligation referenced below). The contingent payment obligation described in the Revised Registration Statement is the only remaining material obligation under the Merger Agreement. Additionally, to provide investors with additional detail on the finalization and timing of this contingent payment obligation, the Company has revised its disclosure on pages 83 and 102. As such, the Company believes that the material information regarding the Merger Agreement is adequately described in the Revised Registration Statement and, as a result, that the Merger Agreement need not be filed as an exhibit to the Registration Statement.

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Should you have any questions or comments with respect to the Revised Registration Statement or this letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani

Michael E. Mariani

VIA EDGAR

Copy to:

Stephen C. Farrell, Chief Executive Officer

Convey Holding Parent, Inc.

100 SE 3rd Avenue, 26th Floor

Fort Lauderdale, FL 33394

VIA E-MAIL